

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 12, 2010

By U.S. Mail and Facsimile to: (843) 724-1523

William L. Hiott, Jr.
Executive Vice President and Treasurer
Bank of South Carolina Corporation
256 Meeting Street
Charleston, SC 29401

> **Re:** **Bank of South Carolina Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-27702**

Dear Mr. Hiott:

We have reviewed your response filed with the Commission on December 18, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note your responses to comments 2, 3, 4 and 6 in our letter dated December 4, 2009. With respect to these comments, please file an amendment to your Form 10-K for the fiscal year ended December 31, 2008 to include the required disclosure that was not previously included in the filing. Refer to Rule 12b-15 regarding amendments to Exchange Act filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

2.   We note your response to comment 8 in our letter dated December 4, 2009. Please file an amendment to your Form 10-Q for the quarterly period ended June 30, 2009 to include the disclosure required by Item 4 of Part II of Form 10-Q. In the alternative, please file a current report on Form 8-K under Item 8.01 to report this information.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

                                            Sincerely,

                                            Christian Windsor
                                            Special Counsel